Quanta Services, Inc. 2800 Post Oak Blvd., Suite 2600 Houston, Texas 77056-6175 PHONE 713.629.7600 WEB www.quantaservices.com NYSE PWR

QUANTA SERVICES, INC. HAS REQUESTED CONFIDENTIAL TREATMENT OF THE REDACTED PORTIONS OF THIS LETTER, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THIS LETTER FILED VIA EDGAR, UNDER RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION’S RULES OF PRACTICE, AND THE COMPANY DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE.

August 3, 2020

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: William Demarest, Staff Accountant

Jennifer Monick, Assistant Chief Accountant

Office of Real Estate & Construction

Re:	Quanta Services, Inc.

Form 10-K for the Year Ended December 31, 2019

File No. 001-13831

Ladies and Gentlemen:

Set forth below please find the response of Quanta Services, Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 25, 2020 (the “Comment Letter”), with respect to the above referenced Form 10-K for the year ended December 31, 2019, filed with the Commission on February 28, 2020 (the “Form 10-K”). For your convenience, our responses correspond to the captions and numbering included in the Comment Letter and are prefaced by the text of the Staff’s comments in bold text.

The Company respectfully requests confidential treatment of the bracketed information in this letter, and in the redacted portions of its response dated June 1, 2020 to the comment received from the Staff by letter dated May 5, 2020, in each case pursuant to Rule 83 promulgated by the Commission (17 C.F.R. § 200.83) and has separately submitted its request for confidential treatment in accordance therewith to the Commission’s Freedom of Information Act office.

Form 10-K for the Year Ended December 31, 2019

Notes to Consolidated Financial Statements

14. Commitments and Contingencies

Peru Project Dispute, page 104

1.	We note your discussion of the background. Please address the following regarding the two separate contracts with PRONATEL.

United States Securities and Exchange Commission

August 3, 2020

Background

As disclosed in the Form 10-K, in 2015 Redes Andinas de Comunicaciones S.R.L. (“Redes”), a majority-owned subsidiary of the Company, entered into two separate but substantially identical contracts (the “Contracts”) with an agency of the Peruvian Ministry of Transportation and Communications, currently Programa Nacional de Telecomunicaciones, as successor to Fondo de Inversion en Telecomunicaciones (collectively, “PRONATEL”), pursuant to which Redes agreed to design, construct, operate, and maintain telecommunication networks in certain adjacent rural regions of Peru (the “Projects”).

The Projects were large in scale and scope and included two types of networks in each region: Access Networks and Transportation Networks, covering approximately 2,000 km in the Piura-Tumbes region and approximately 2,200 km in the Cajamarca region. The Contracts provided Redes would design and build the Access Networks that would connect approximately 1,150 towns in the regions and provide internet access to approximately 2,300 government locations (such as schools, health institutions and police stations) in the regions. After the construction period, Redes would operate and maintain the Access Networks for a period of ten years, with an additional right to market and sell data capacity and internet service to the public. The Contracts also provided that Redes would design and build the Transportation Networks to connect the Access Networks to the fiber optic telecommunication backbone in Peru.

The Contracts also required Redes to obtain the following surety bonds in favor of PRONATEL: (i) advance payment bonds, in the aggregate amount of approximately $87 million, to secure the correct use of advance payments made by PRONATEL (the “Advance Payment Bonds”); and (ii) performance bonds, in the aggregate amount of approximately $25 million, to secure the correct and timely performance of the Contracts ( the “Performance Bonds” and, together with the Advance Payment Bonds, the “Bonds”). The Bonds were issued by an intermediary financial institution, Chubb Seguros Peru S.A. (“Chubb”), in favor of PRONATEL. In addition, in the event of a termination of the Contracts, Redes was contractually required to transfer the networks, as completed at the time of termination, to PRONATEL, and the parties were required to perform a reconciliation of balances (i.e., a reconciliation of amounts owed), which, pursuant to Peruvian law, would provide a right to restitution of the value of the performed obligations at the date of termination (the “Performed Value”). Redes began the required transfer process soon after termination of the Contracts by PRONATEL and, due to the complexity of the Projects, continues to diligently work toward the completion of the transfer process.

Rule 83 Confidential Treatment Requested by Quanta Services, Inc.; request Number 1

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•	Please summarize for us the material terms of the contracts with PRONATEL. Your response should address, but not be limited to, your rights and obligations, description of the termination provisions and the nature of enforceable right to payment upon termination, what constitutes delay or default and the operation of the contract in a delay or default, and ownership and control of the network during the design and construction phase.

Please see Exhibit A and Exhibit B for a summary of certain terms of the Contracts. Each Contract has substantially the same terms and conditions, except for the amounts of the contract consideration. As the term and construction schedule for each Contract largely coincided, the networks were constructed concurrently.

United States Securities and Exchange Commission

August 3, 2020

Rule 83 Confidential Treatment Requested by Quanta Services, Inc.; request Number 2

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•	Please summarize the nature of the challenges and delays for which relief was provided, summarize the challenges, delays and events that led to termination and tell us the status of the contracts at termination.

The Projects experienced numerous challenges and delays during the construction period, and Redes obtained several extensions for weather-related issues, permitting delays (including environmental permitting and other permits and easements) and the inability to acquire certain required parcels of land (due to factors such as local opposition to the Projects and legal complications with acquiring clear title). Pursuant to the terms of the Contracts, delays not attributable to Redes would result in an extension of applicable deadlines. Throughout the construction period, Redes worked closely with PRONATEL, which was aware of the challenges and granted numerous extensions pursuant to the terms of the Contracts.

Rule 83 Confidential Treatment Requested by Quanta Services, Inc.; request Number 3

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•	Please describe the contract provisions related to liquidated damages and tell us how the amount of liquidated damages will be determined. In addition, tell us if this is a matter specified by contract and whether it is pending the results of arbitration.

As set forth in further detail in Exhibit A, Section 18 of the Contracts provides for liquidated damages for various aspects of the Projects that vary based on whether the Projects are in the construction period or the operation period. Relevant to the current dispute are liquidated damages provisions related to lack of performance of certain activities and non-compliance with applicable deadlines during the construction period.

The manner in which the amount of liquidated damages is calculated varies, as there are different types of penalties. Certain liquidated damages arise upon the occurrence of a specific event and have a fixed amount per event. Others arise upon a delay in the schedule, and thus are calculated depending on the length of the delay (i.e., a fixed amount set per period, including on a per day basis).

According to the terms of the Contracts, PRONATEL may deduct the amount of liquidated damages that have been incurred from future payments under the Contracts. If the pending payments are not sufficient to cover such liquidated damages, Redes must pay any additional amount to PRONATEL within 15 days after receipt of a written notice from PRONATEL. PRONATEL has a right to call the Performance Bonds pursuant to the terms of the Contracts if Redes does not pay such additional liquidated damages within 15 days after receiving written notice of such amounts owed.

Rule 83 Confidential Treatment Requested by Quanta Services, Inc.; request Number 4

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•	Please tell us how the amount of equitable true-up will be determined. In addition, tell us if this is a matter that is pending the results of arbitration.

United States Securities and Exchange Commission

August 3, 2020

Rule 83 Confidential Treatment Requested by Quanta Services, Inc.; request Number 5

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2.	We note your discussion of the background. Please address the following regarding the advance payment bonds and performance bonds:

•

Please summarize the parties to and material terms of the advance payment bonds and performance bonds. Your response should address, but not be limited to, the exercise provision of the bonds and your obligation to reimburse the surety.

The Advance Payment Bonds were issued by Chubb in favor of PRONATEL at the request of Redes, in the aggregate amount of approximately $87 million. The stated purpose of the Advance Payment Bonds was to “secure the correct and timely use of the first disbursement” under the Contracts.

Similarly, the Performance Bonds were issued by Chubb in favor of PRONATEL at the request of Redes, in the aggregate amount of approximately $25 million. The stated purpose of the Performance Bonds was to “secure the correct and timely performance of each and every obligation” under the Contracts.

The Bonds were separate instruments issued by Chubb in favor of PRONATEL. Consistent with customary business practices for long-term, large-scale construction projects in non-U.S. jurisdictions, the Bonds were unconditional, irrevocable and automatically enforceable, and PRONATEL needed only to send a written notice to Chubb in order to call the Bonds. Upon receipt of such written notice, Chubb was required to make a payment to PRONATEL within 24 hours under the terms of the Bonds and without regard to the terms of the Contracts.

While the Contracts govern certain actions related to the Bonds, Chubb was not a party to or subject to the terms of the Contracts. In other words, a dispute between Redes and PRONATEL with respect to the terms of the Contracts did not affect Chubb’s obligation to make the required payment under the Bonds. However, the Company believes that PRONATEL improperly called the Bonds in violation of the terms of the Contracts and has submitted claims to this effect in the arbitration proceedings.

The Company’s obligation to reimburse Chubb is included in the Company’s global underwriting, continuing indemnity and security agreement. Pursuant to that agreement, certain sureties (including the parent company of Chubb) have agreed to procure and issue bonds on behalf of the Company and its subsidiaries for the benefit of third-party customers, and the Company has agreed to reimburse those sureties for amounts disbursed upon exercise and payment of bonds issued. As such, upon Chubb’s payment of the Bond proceeds to PRONATEL, the Company was required to reimburse Chubb for the amounts paid.

•

It appears that you determined exercise of the advance payment and performance bonds trigger a right under the two separate contracts between Redes and PRONATEL. Please tell us the terms of the bonds or contracts that support that conclusion.

United States Securities and Exchange Commission

August 3, 2020

The purpose of the Advance Payment Bonds according to the terms of the Contracts is to secure the correct use of the advance payments provided to Redes in connection with construction of the Projects. Thus, in order for PRONATEL to properly call the Advance Payment Bonds, it must be determined that Redes did not use the advance payments in accordance with the Contracts.

In the termination provisions of the Contracts, the reconciliation process grants Redes the right to provide evidence of the expenditures of the funds. Section 20 of the Contracts specifically states, as translated, that “in all cases of termination of the Contracts a reconciliation of balances will be conducted up to the date of termination.” PRONATEL has not provided Redes with written notice of any alleged breach of its obligation to correctly use the advance payments, has not afforded Redes an opportunity to provide evidence of the correct use of the funds and did not permit Redes to make payment for any amounts not used correctly. Again, pursuant to the terms of the Contracts, PRONATEL is only entitled to call the Advance Payment Bonds with respect to any alleged portion of the advance payments not correctly used in accordance with the Contracts.

The fact that the Bonds were payable on demand by Chubb does not affect PRONATEL’s obligation to Redes to only call such Bonds as permitted pursuant to the terms of the Contracts. Although Chubb was obligated under the terms of the Bonds to fund the Bond proceeds upon exercise, PRONATEL was in breach of the Contracts by so exercising the Bonds.

The Performance Bonds were called by PRONATEL upon termination of the Contracts for alleged delay. Pursuant to the terms of the Contracts, as summarized in Exhibit A, the Performance Bonds could be exercised by PRONATEL to assess impacts and related costs, including alleged liquidated damages, to PRONATEL in the event of non-performance by Redes. While PRONATEL has verbally alleged Redes has breached contractual obligations, it has not specified any liquidated damages in writing as required by the Contracts.

Rule 83 Confidential Treatment Requested by Quanta Services, Inc.; request Number 6

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3.	With respect to the contract asset that existed at termination:

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Please tell us how you considered the impact from the termination of the contract on your determination that the asset continues to be a contract asset after termination. For example, if future performance was a condition of the contract asset and such performance is precluded by contract termination, tell us what contract provision supports the existence of an asset upon termination, in what amount, and to what extent did contract termination change the character of the asset. Within your response, reference the authoritative accounting literature that management relied upon.

Rule 83 Confidential Treatment Requested by Quanta Services, Inc.; request Number 7

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•	Please tell us why you believe the contract modification guidance in ASC 606 example 9 is applicable to a contract termination.

Rule 83 Confidential Treatment Requested by Quanta Services, Inc.; request Number 8

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United States Securities and Exchange Commission

August 3, 2020

4.

Please provide a more fulsome accounting analysis, with citation to authoritative literature and applicable contract terms, to support your accounting for the $112 million the Company paid to the surety. Please address in your analysis, but do not limit it to, the following:

•

The journal entries you used to record the settlement of the Company’s contract liability to the surety and, if not recognized in the statement of operations, the authoritative literature that supports this determination.

•

The on demand nature of the bonds and whether your right to payment from PRONATEL, which you indicate is triggered by your payment to the surety, is contingent or alternatively required by law or contract.

•	That the bonds secured the performance of the Company of its obligations to provide goods and services under its contracts with PRONATEL.

As described further above in the Company’s response to the second question, subsequent to PRONATEL’s termination of the Contracts, PRONATEL exercised the Advance Payment Bonds, which secured Redes’ use of the advance payments for their intended purposes, and the Performance Bonds, which secured the Company’s performance under the Contracts, collecting approximately $112 million in total. Pursuant to its arrangement with Chubb, as surety, the Company was obligated to reimburse Chubb for amounts disbursed in the event that PRONATEL exercised the Bonds.

Rule 83 Confidential Treatment Requested by Quanta Services, Inc.; request Number 9

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•	The timing of contract termination (April 2019) relative to the timing of the Company’s incurrence of a liability to the surety (May 2019).

Termination of the Contracts did not immediately result in exercise of the Performance Bonds and Advance Payment Bonds. The final notice of termination was dated April 24, 2019, and the Company was informed by Chubb of PRONATEL’s exercise of the Performance Bonds and Advance Payment Bonds on May 2, 2019 and May 9, 2019, respectively.

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The authoritative guidance supporting your accounting and the consideration you gave to the applicability of (1) ASC 606, including, but not limited to, its requirements for contract combination, variable consideration, and consideration payable to a customer, (2) ASC 450-30, and (3) ASC 450-20, including the additional sources of guidance in ASC 410-30-35-9 and SAB Topic 5Y related to claims for loss recoveries that are subject to litigation.

•	The possible alternative accounting treatments you considered and rejected and the reasons why.

Rule 83 Confidential Treatment Requested by Quanta Services, Inc.; request Number 10

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United States Securities and Exchange Commission

August 3, 2020

5.	Please clarify for us the components of the $120 million net receivable that is reflected on your balance sheet and the journal entries you booked to recognize it.

Rule 83 Confidential Treatment Requested by Quanta Services, Inc.; request Number 11

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6.

Please clarify for us the components of the $79.2 million charge on your 2019 income statement. In addition, with respect to the $48.8 million reduction in revenue, tell us your basis in U.S. GAAP for the reversal of revenue. In this regard, tell us how this reversal of revenue as well as the other components of the charge are consistent with your assertion that you have enforceable rights against PRONATEL.

Rule 83 Confidential Treatment Requested by Quanta Services, Inc.; request Number 12

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* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Derrick A. Jensen, the Company’s Chief Financial Officer, at (713) 985-6422 or Gene J. Oshman of Baker Botts L.L.P. at (713) 229-1178.

Very truly yours,

QUANTA SERVICES, INC.

By:	/s/ Derrick A. Jensen
	Name:	Derrick A. Jensen
	Title:	Chief Financial Officer

cc:

Worthing F. Jackman, Quanta Services, Inc.

Donald C. Wayne, Quanta Services, Inc.

Carolyn M. Campbell, Quanta Services, Inc.

Jerry K. Lemon, Quanta Services, Inc.

Gene J. Oshman, Baker Botts L.L.P.

Jeremy L. Moore, Baker Botts L.L.P.

United States Securities and Exchange Commission

August 3, 2020

Exhibit A

Rule 83 Confidential Treatment Requested by Quanta Services, Inc.; request Number 13

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United States Securities and Exchange Commission

August 3, 2020

Exhibit B

Rule 83 Confidential Treatment Requested by Quanta Services, Inc.; request Number 14

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